Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

05010482

August 8, 2005

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

5 August 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 4 August 2005 it purchased for cancellation 125,000 of its ordinary shares at a price of 1627.28 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
3 August 2005

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 July 2005, the Net Asset Value of Athena Guaranteed Futures Ltd was US$78.16.

Track Record: From inception on 20 December 1990

| | Key Statistics |
|---|---|
| Last month | +1.13% |
| Last 12 months | +18.9% |
| Annualised return since inception | +15.0% |

Contacts:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Lockstone | Merlin Financial | 020 7653 6620 |

IMPORTANT

This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered Holder | Account Designation | Holding |
|---|---|---|
| BARCLAYS TRUST CO AS EXEC/ADM | | 6 |
| Barclays Trust Co E99 | | 429 |
| Barclays Trust Co R69 | | 417 |
| BNP PARIBAS | | 23,242 |
| CHASE NOMINEES LTD | 16376 | 168,889 |
| CHASE NOMINEES LTD | 20947 | 2,376,069 |
| CHASE NOMINEES LTD | 21359 | 8,705 |
| CIBC MELLON GLOBAL SECURITIES | | 13,662 |
| Clydesdale Nominees HGB0125 | 323364 | 514 |
| Clydesdale Nominees HGB0125 | 323372 | 1,315 |
| Clydesdale Nominees HGB0125 | 323496 | 900 |
| Clydesdale Nominees HGB0125 | 324018 | 221 |
| Clydesdale Nominees HGB0125 | 324085 | 374 |
| Clydesdale Nominees HGB0125 | 324492 | 2,666 |
| Clydesdale Nominees HGB0125 | 593965 | 306 |
| Clydesdale Nominees HGB0125 | 594198 | 202 |
| Clydesdale Nominees HGB0125 | 594465 | 380 |
| Clydesdale Nominees HGB0125 | 595534 | 561 |
| Clydesdale Nominees HGB0125 | 595712 | 238 |
| Clydesdale Nominees HGB0125 | 595801 | 428 |
| Clydesdale Nominees HGB0125 | 596123 | 387 |
| Clydesdale Nominees HGB0125 | 597103 | 219 |
| Clydesdale Nominees HGB0125 | 597324 | 707 |
| Clydesdale Nominees HGB0125 | 597375 | 702 |
| Clydesdale Nominees HGB0125 | 597383 | 903 |
| Clydesdale Nominees HGB0125 | 597448 | 497 |
| Clydesdale Nominees HGB0125 | 645442 | 635 |
| Clydesdale Nominees HGB0125 | 651361 | 245 |
| Clydesdale Nominees HGB0125 | 668604 | 213 |
| Clydesdale Nominees HGB0125 | 678693 | 427 |
| Clydesdale Nominees HGB0125 | 679401 | 3,257 |
| Clydesdale Nominees HGB0125 | 691088 | 375 |

| | | | |
|---|---|---|---|
| Clydesdale Nominees | HGB0125 | 692386 | 1,070 |
| Clydesdale Nominees | HGB0125 | 693030 | 680 |
| Clydesdale Nominees | HGB0125 | 693404 | 400 |
| Clydesdale Nominees | HGB0125 | 693900 | 490 |
| Clydesdale Nominees | HGB0125 | 694028 | 219 |
| Clydesdale Nominees | HGB0125 | 694222 | 309 |
| Clydesdale Nominees | HGB0125 | 697205 | 1,100 |
| Clydesdale Nominees | HGB0125 | 697329 | 2,143 |
| Clydesdale Nominees | HGB0125 | 697388 | 242 |
| Clydesdale Nominees | HGB0125 | 697663 | 2,650 |
| Clydesdale Nominees | HGB0125 | 697701 | 189 |
| Clydesdale Nominees | HGB0125 | 702950 | 259 |
| Clydesdale Nominees | HGB0125 | 703140 | 237 |
| Clydesdale Nominees | HGB0125 | 703353 | 490 |
| Clydesdale Nominees | HGB0125 | 703396 | 313 |
| Clydesdale Nominees | HGB0125 | 703876 | 230 |
| Clydesdale Nominees | HGB0125 | 703884 | 321 |
| Clydesdale Nominees | HGB0125 | 703914 | 192 |
| Clydesdale Nominees | HGB0125 | 807507 | 1,403 |
| Clydesdale Nominees | HGB0125 | 807663 | 311 |
| Clydesdale Nominees | HGB0125 | 830118 | 374 |
| Clydesdale Nominees | HGB0125 | 866805 | 287 |
| Clydesdale Nominees | HGB0125 | 886083 | 278 |
| Clydesdale Nominees | HGB0125 | 887365 | 312 |
| Clydesdale Nominees | HGB0125 | 1200106 | 1,800 |
| Clydesdale Nominees | HGB0125 | 3000000 | 303 |
| Clydesdale Nominees | HGB0125 | 3100012 | 239 |
| Clydesdale Nominees | HGB0125 | 3100071 | 635 |
| Clydesdale Nominees | HGB0125 | 3100241 | 250 |
| Clydesdale Nominees | HGB0125 | 3100420 | 385 |
| Clydesdale Nominees | HGB0125 | 3100926 | 846 |
| Clydesdale Nominees | HGB0125 | 3101280 | 409 |
| Clydesdale Nominees | HGB0125 | 3101868 | 283 |
| Clydesdale Nominees | HGB0125 | 3102058 | 244 |
| Clydesdale Nominees | HGB0125 | 3102317 | 244 |
| Clydesdale Nominees | HGB0125 | 3102465 | 3,500 |
| Clydesdale Nominees | HGB0125 | 3102546 | 498 |
| Clydesdale Nominees | HGB0125 | 3102554 | 3,000 |
| Clydesdale Nominees | HGB0125 | 3102660 | 223 |
| Clydesdale Nominees | HGB0125 | 3103119 | 344 |
| Clydesdale Nominees | HGB0125 | 3105898 | 180 |
| Clydesdale Nominees | HGB0125 | 3105901 | 225 |
| Clydesdale Nominees | HGB0125 | 7000093 | 343 |
| Clydesdale Nominees | HGB0125 | 7000662 | 311 |
| Clydesdale Nominees | HGB0125 | 7000697 | 2,084 |
| Clydesdale Nominees | HGB0125 | 7000832 | 223 |
| Clydesdale Nominees | HGB0125 | 7001065 | 276 |
| Clydesdale Nominees | HGB0225 | 222649 | 226 |
| Clydesdale Nominees | HGB0225 | 484015 | 547 |
| Clydesdale Nominees | HGB0225 | 595798 | 450 |
| Clydesdale Nominees | HGB0225 | 597278 | 3,673 |
| Clydesdale Nominees | HGB0225 | 673551 | 200 |
| Clydesdale Nominees | HGB0225 | 701601 | 571 |
| Clydesdale Nominees | HGB0225 | 703833 | 1,264 |
| Clydesdale Nominees | HGB0225 | 870934 | 1,195 |
| Clydesdale Nominees | HGB0325 | 703094 | 251 |

| | | | |
|---|---|---|---|
| Clydesdale Nominees HGB0325 | | 870934 | 392 |
| Clydesdale Nominees HGB1025 | | 837619 | 1,967 |
| Gerrard Nominees Limited | ER1 | | 400 |
| Greig Middleton Nominees Limit | GM1 | | 4,860 |
| Greig Middleton Nominees Ltd ( | GM3 | | 55,200 |
| INVESTORS BANK AND TRUST CO. | | | 3,099 |
| INVESTORS BANK AND TRUST CO. | | | 9,354 |
| INVESTORS BANK AND TRUST CO. | | | 610,452 |
| INVESTORS BANK AND TRUST CO. | | | 1,476,308 |
| INVESTORS BANK AND TRUST CO. | | | 1,448 |
| INVESTORS BANK AND TRUST CO. | | | 5,008 |
| INVESTORS BANK AND TRUST CO. | | | 248,562 |
| INVESTORS BANK AND TRUST CO. | | | 7,995 |
| INVESTORS BANK AND TRUST CO. | | | 15,751 |
| INVESTORS BANK AND TRUST CO. | | | 339,560 |
| INVESTORS BANK AND TRUST CO. | | | 119,182 |
| INVESTORS BANK AND TRUST CO. | | | 802 |
| INVESTORS BANK AND TRUST CO. | | | 66,364 |
| INVESTORS BANK AND TRUST CO. | | | 697,629 |
| INVESTORS BANK AND TRUST CO. | | | 58,865 |
| INVESTORS BANK AND TRUST CO. | | | 4,250 |
| INVESTORS BANK AND TRUST CO. | | | 57,200 |
| INVESTORS BANK AND TRUST CO. | | | 126,052 |
| JP MORGAN (BGI CUSTODY) | | 16331 | 94,562 |
| JP MORGAN (BGI CUSTODY) | | 16338 | 18,334 |
| JP MORGAN (BGI CUSTODY) | | 16341 | 45,776 |
| JP MORGAN (BGI CUSTODY) | | 16341 | 169,462 |
| JP MORGAN (BGI CUSTODY) | | 16342 | 37,583 |
| JP MORGAN (BGI CUSTODY) | | 16344 | 14,789 |
| JP MORGAN (BGI CUSTODY) | | 16345 | 25,760 |
| JP MORGAN (BGI CUSTODY) | | 16400 | 3,264,635 |
| JP MORGAN (BGI CUSTODY) | | 17011 | 4,987 |
| JP MORGAN (BGI CUSTODY) | | 18409 | 224,806 |
| JPMORGAN CHASE BANK | | | 55,579 |
| JPMORGAN CHASE BANK | | | 9,003 |
| JPMORGAN CHASE BANK | | | 50,266 |
| JPMorgan Chase Bank | | | 154,623 |
| JPMorgan Chase Bank | | | 2,461 |
| JPMorgan Chase Bank | | | 26,047 |
| JPMorgan Chase Bank | | | 11,438 |
| JPMorgan Chase Bank | | | 3,934 |
| JPMorgan Chase Bank | | | 437 |
| JPMorgan Chase Bank | | | 40,937 |
| JPMorgan Chase Bank | | | 2,954 |
| JPMorgan Chase Bank | | | 38,900 |
| JPMorgan Chase Bank | | | 31,152 |
| JPMorgan Chase Bank | | | 18,722 |
| JPMorgan Chase Bank | | | 2,492 |
| JPMorgan Chase Bank | | | 11,834 |
| JPMorgan Chase Bank | | | 12,466 |
| JPMorgan Chase Bank | | | 9,233 |
| JPMorgan Chase Bank | | | 26,228 |
| JPMorgan Chase Bank | | | 4,217 |
| JPMorgan Chase Bank | | | 8,421 |
| JPMorgan Chase Bank | | | 258 |
| JPMorgan Chase Bank | | | 2,837 |

| | | |
|---|---|---|
| JPMorgan Chase Bank | | 56,724 |
| JPMorgan Chase Bank | | 2,743 |
| Master Trust Bank | | 4,096 |
| Mellon Trust - Boston & SF | | 34,153 |
| Mellon Trust - Boston & SF | | 39,757 |
| MELLON TRUST OF NEW ENGLAND | | 43,174 |
| Mitsubishi Trust International | | 2,124 |
| NORTHERN TRUST BANK - BGI SEPA | | 11,594 |
| NORTHERN TRUST BANK - BGI SEPA | | 48,475 |
| NORTHERN TRUST BANK - BGI SEPA | | 51,532 |
| R C Greig Nominees Limited | RC1 | 206,502 |
| R C Greig Nominees Limited a/c | AK1 | 15,219 |
| R C Greig Nominees Limited a/c | BL1 | 4,705 |
| R C Greig Nominees Limited a/c | CM1 | 4,135 |
| R C Greig Nominees Limited GP1 | GP1 | 15,831 |
| R C Greig Nominees Limited SA1 | SA1 | 11,679 |
| Reflex Nominees Limited | | 14,058 |
| State Street | | 5,002 |
| STATE STREET BOSTON | | 190,898 |
| STATE STREET BOSTON | | 25,149 |
| STATE STREET TRUST OF CANADA - | | 16,140 |
| Sumitomo TB | | 1,369 |
| ZEBAN NOMINEES LIMITED | | 387,484 |
| **Total** | | **12,176,188** |

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

2 August 2005

12. Total holding following this notification

12,176,188

13. Total percentage holding of issued class following this notification

4.01%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

3 August 2005

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1. Name of company

Man Group plc

2. Name of director

Alison Jane Carnwath

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alison Jane Carnwath

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

In relation to the director named above.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under the Man Group plc Dividend Reinvestment Plan (DRIP)

7. Number of shares / amount of stock acquired

1,000

8. Percentage of issued class

Insignificant

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary shares of 10p each

12. Price per share

1549.12p

13. Date of transaction

2 August 2005

14. Date company informed

2 August 2005

15. Total holding following this notification

69,108

16. Total percentage holding of issued class following this notification

0.02%

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Mr Peter Clarke 020 7144 1420

25. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke 020 7144 1420

Date of Notification

2 August 2005

Man Group plc
2 August 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 1 August 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.54.

Track Record: From inception on 12 May 1998

| | Key Statistics |
|---|---|
| Last week | +1.24% |
| Last 12 months | +18.4% |
| Annualised return since inception | +13.0% |


Contacts:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Lockstone | Merlin Financial | 020 7653 6620 |


IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

2 August 2005

# Man Group plc

## Purchase of Own Securities

Man Group plc announces that on 1 August 2005 it purchased for cancellation 20,000 of its ordinary shares at a price of 1625.98 pence per ordinary share.


Contact:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |

29 July 2005

# Man Group plc

## Purchase of Own Securities

Man Group plc announces that on 28 July 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1597.90 pence per ordinary share.

Contact:
Peter Clarke    Man Group plc    020 7144 1000

28 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 July 2005 it purchased for cancellation 40,000 of its ordinary shares at a price of 1572.90 pence per ordinary share.

Contact:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |

27 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 26 July 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1575.51 pence per ordinary share.

Contact:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |

Man Group plc
26 July 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 25 July 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.24.

Track Record: From inception on 12 May 1998

| | Key Statistics |
|---|---|
| Last week | +0.29% |
| Last 12 months | +18.4% |
| Annualised return since inception | +13.0% |

Contacts:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Lockstone | Merlin Financial | 020 7653 6620 |


IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com